November 10, 2010	Standard & Poor’s Listed
For Immediate Release	SEC 20-F Statement Filed

NEWS RELEASE

GREAT PANTHER SILVER REPORTS RECORD REVENUE AND EARNINGS FROM MINING
OPERATIONS IN THIRD QUARTER

GREAT PANTHER SILVER LIMITED (TSX: GPR; the "Company") is pleased to announce the unaudited financial results for the Company's quarter ending September 30, 2010. The full version of the financial statements and the management discussion and analysis can be viewed on the Company’s web site at www.greatpanther.com or on SEDAR at www.sedar.com.

“The third quarter of this year saw new all-time records in both revenue and earnings from mining operations while net income continued to grow,” said Kaare Foy, Executive Chairman. “Increased production is expected as the on-going implementation of our three-year growth strategy takes effect.”

Third Quarter 2010 Highlights
	Q3	YTD
Revenue	$11.2 million	$28.4 million
Earnings from mining operations
(before amortization and depletion) (1)	$5.8 million	$13.6 million
Earnings from mining operations
(net of amortization and depletion)	$5.0 million	$11.9 million
Adjusted EBITDA (2)	$2.5 million	$5.1 million
Net income	$1.3 million	$4.2 million
Cost per silver ounce (USD) (3)	$6.76	$7.08
Silver equivalent production (4)	588,454 Ag eq oz	1,690,143 Ag eq oz
Silver ounces sold	364,991 Ag oz	1,058,818 Ag oz

THIRD QUARTER HIGHLIGHTS

  26% increase in revenue for the three months ended September 30, 2010 to $11.2 million compared to $8.9 million for the three months ended September 30, 2009 due to higher metal prices.

  36% increase in earnings from mining operations(1) to $5.8 million in the third quarter of 2010 from $4.2 million in the third quarter of 2009.

  Increase in net income of $1.4 million to $1.3 million for the three months ended September 30, 2010 from a net loss of $0.1 million for the same period in 2009.

  Overall metal production of 588,454 Ag eq oz (“silver equivalent ounces”) compared to 597,057 Ag eq oz in the third quarter of 2009.

  Silver production of 382,220 Ag oz compared to 398,811 Ag oz in the third quarter of 2009.

  13% increase in gold production to 2,201 Au (“gold”) oz from 1,951 Au oz in the third quarter of 2009.

  28% increase in metal production at Topia to 210,171 Ag eq oz from 164,262 Ag eq oz in the third quarter of 2009.

  Record metallurgical gold recovery of 90.5% at Guanajuato.

  Deep drilling program in the Rayas area of the Guanajuato mine has significantly expanded the size of the gold-rich Santa Margarita vein and has intersected a new zone of high grade silver-gold mineralization at a vertical depth of almost 600 metres.

  Several new drilling programs initiated at Guanajuato including San Ignacio, Guanajuatito and Valenciana.

  First surface drill hole of the initial 2,000 metre core drilling program at the San Ignacio Mine property in Guanajuato was successful in intersecting three new well-mineralized zones of silver-gold mineralization. Power is being restored to the original San Ignacio Mine area and the shaft and old workings will be pumped out and rehabilitated while further exploration progresses. All necessary preparations are being initiated, including regulatory permitting, in advance of a development/production decision.

  Announced final results from the recently completed 8,815 metre surface drill program on the Topia mine veins. The drilling was extremely successful and will guide mine development to continue to expand silver production. Drilling on the recently acquired La Prieta property proved the potential for this to be an additional mine for the Topia operations, with high silver values in the three drill holes of up to 2,500g/t over 0.25 metres.

  Announced the appointment of Mr. Erick Bertsch to the position of Vice President, Corporate Development.

OUTLOOK

Fourth quarter production is expected to increase to 610,000 Ag Eq oz with the outlook for 2010 totaling 2.3 million silver equivalent ounces. The forecast for the mines anticipates Topia production remaining steady while Guanajuato production increases. Production from the Los Pozos area is increasing with three fully mechanized cut-and-fill stopes in production from November while gold production from Santa Margarita is expected to keep improving.

While some rescheduling of the mining at Guanajuato has been necessary in order to advance underground development, Great Panther’s strategy to accelerate production to 3.8 million Ag eq oz in 2012 remains firmly in place. New equipment has been delivered to the mines, more productive mining methods are being implemented, plant performance continues to excel and exploration drill programs have been expanded and are already indicating very positive results.

Planning for 2011 shows continuing increases at Topia and Guanajuato. Guanajuato planning includes continued production from Los Pozos, (3 stoping areas) and Cata, (Veta Madre and Alto zones), increased production from Santa Margarita, as new levels and multiple veins are developed, increased production from Promontorio plus new production from Guanajuatito, where exploration drilling is already showing positive results. New exploration drilling has begun in the fourth quarter to test the first underground area below old workings of the Valenciana Mine and, new mining may proceed quickly once new resources have been established. At San Ignacio, a potentially large new mining area of 4 kilometres strike length, with at least 3 mineralized vein structures, will be explored throughout 2011. The ability to quickly define and develop any new zones at San Ignacio will be an important factor in achieving our stated production targets and resource growth.

A new NI 43-101 compliant mineral resource/reserve update is being prepared by Scott Wilson Roscoe Postle Associates Ltd. for publication later in the fourth quarter. The previous mineral resource estimate at Guanajuato focused only on the deep Cata zones. The new mineral resource/reserve estimate will include an update of the Cata deep zones plus new estimates for the Los Pozos and Santa Margarita zones. At Topia, the previous mineral resource estimate focused on the Argentina vein, while the new mineral resource/reserve estimate will include an update of the Argentina vein, as well as new estimates for an additional 11 veins. Significant improvements in the mineral resource update are expected. In addition, the Company will publish its first NI 43-101 compliant mineral reserve.

The Company’s emphasis will be on maintaining profitability while developing and exploring to continually increase metal production. The Company’s production strategy is to increase silver production year-on-year at continually decreasing unit costs.

“Great Panther delivered strong financial results during the third quarter, setting several new records,” said Robert Archer, President & CEO. “As we progress through the first year of the Company’s 3-year growth strategy, focus continues to be on mine development and exploration drilling. In the first three quarters, more than 19,691 metres of diamond drilling was completed at the two operations. With substantially all of the new equipment ordered now in service and new NI 43-101 resource/reserve calculations expected imminently, Great Panther is well positioned to successfully execute its goal of 3.8 million silver equivalent ounces of production by 2012 at continually decreasing unit costs.”

Great Panther Silver Limited is one of the fastest growing primary silver producers in Mexico with strong leverage to future rises in the price of silver. The Company owns a 100% interest in two operating mines in Mexico. The Company’s mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious metals.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

“Kaare G. Foy”

Kaare G. Foy, Executive Chairman

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

(1)	“Earnings from mining operations” is a non-GAAP measure and is defined as mineral sales less cost of sales (excluding amortization and depletion).

(2)

“Adjusted EBITDA” is a non-GAAP measure in which standard EBITDA (earnings before interest expense, taxes, and depreciation and amortization) is adjusted for stock-based compensation expense and non-recurring items.

(3)

The non-GAAP measure of cash cost per ounce of silver is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.

(4)	Silver equivalent ounces in 2010 were established using prices of US$1,000/oz Au, US$16/oz Ag, US$0.80/lb Pb and US$0.80/lb Zn.

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Unaudited – Prepared by Management)
(Expressed in thousands of Canadian dollars, except shares data)

Three and nine months ended September 30, 2010 and 2009

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009
Revenues:
Mineral sales	$11,165	$8,886	$28,398	$21,882
Cost of sales	(5,367)	(4,637)	(14,802)	(12,070)
Amortization and depletion of mineral properties, plant and equipment	(779)	(877)	(1,718)	(2,591)
	5,019	3,372	11,878	7,221

Expenses:
Amortization and depreciation	13	19	38	71
Accretion on asset retirement obligation	42	78	161	208
Mineral property exploration expenditures	2,160	755	5,094	1,209
General and administrative	1,234	1,318	3,826	3,927
Stock-based compensation	272	657	289	1,943
	3,721	2,827	9,408	7,358
	1,298	545	2,470	(137)

Other income (expenses):
Interest income	40	4	83	33
Interest expense	(223)	(304)	(651)	(950)
Debt settlement expense	-	(51)	-	(51)
Foreign exchange gain (loss)	277	(244)	671	(566)
Gain (loss) on disposal of fixed assets	-	-	(1)	4
Gain (loss) on derivative instruments	(130)	-	(130)	-
	(36)	(595)	(28)	(1,530)

Income (loss) before provision for income taxes	1,262	(50)	2,442	(1,667)

Recovery of (provision for) income taxes	(9)	(63)	1,746	(237)

Income (loss) for the period	$1,253	$(113)	$4,188	$(1,904)

Other comprehensive income (loss), net of tax:
Cumulative translation adjustment	(652)	-	(3,814)	-
Unrealized gain (loss) on marketable securities	-	(19)	(107)	15

Comprehensive income (loss) for the period	$601	$(132)	$(267)	$(1,889)

Earnings (loss) per share
Basic	$0.01	$(0.00)	$0.04	$(0.02)
Diluted	$0.01	$(0.00)	$0.04	$(0.02)
Weighted average number of common shares
Basic	114,049,485	87,398,291	113,574,389	86,562,727
Diluted	115,635,935	87,398,291	115,590,435	86,562,727

GREAT PANTHER SILVER LIMITED
CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)
(Expressed in thousands of Canadian dollars)

	September 30,	December 31,
	2010	2009

Assets

Current assets:
Cash and cash equivalents	$9,364	$13,312
Restricted cash	154	-
Marketable securities	106	23
Amounts receivable	9,055	5,539
Income taxes recoverable	177	342
Inventories	2,537	1,438
Prepaid expenses, deposits and advances	1,037	1,585
	22,430	22,239

Mineral properties, plant and equipment	16,875	14,935

	$39,305	$37,174

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$4,471	$2,658
Current portion of capital lease obligation	574	801
Current portion of promissory notes	377	122
Current portion of convertible loan notes	3,678	-
Liabilities under derivative instruments	130	-
	9,230	3,581
Long-term liabilities:
Capital lease obligation	225	63
Promissory notes	158	118
Convertible loan notes	-	3,356
Asset retirement obligations	770	1,382
Future income tax liability	-	1,818
	10,383	10,318
Shareholders’ equity:
Share capital	77,904	75,910
Contributed surplus	10,073	10,268
Equity component of convertible note	1,563	1,563
Accumulated other comprehensive loss	(130)	(23)
Cumulative translation adjustment	(3,814)	-
Deficit	(56,674)	(60,862)
	28,922	26,856

	$39,305	$37,174

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(Expressed in thousands of Canadian dollars)

Three and nine months ended September 30, 2010 and 2009

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009
Cash flows used in operating activities:
Income (loss) for the period	$1,253	$(113)	$4,188	$(1,904)
Items not involving cash:
Amortization and depletion of mineral properties, plant and equipment	696	897	1,756	2,662
Accretion on asset retirement obligations	42	78	161	208
Stock-based compensation	272	657	288	1,943
Foreign exchange (gains) losses	59	(75)	80	(199)
Future income taxes	-	(48)	(1,853)	17
Interest accretion on convertible note payable	110	179	321	527
Debt Settlement expense	-	51	-	51
Loss (gain) on disposal of capital assets	-	-	1	(3)
Loss on derivative instruments	130	-	130	-
Shares received for mineral exploration expenditures	-	-	(23)	(1)
	2,562	1,626	5,049	3,301
Changes in non-cash operating working capital:
Amounts receivable	(2,134)	(695)	(3,683)	(779)
Inventories	(176)	282	(987)	(161)
Prepaid expenses and deposits	808	(97)	543	10
Accounts payable and accrued liabilities	(233)	(178)	532	(493)
Income taxes	42	22	165	211
Net cash provided by operating activities	869	960	1,619	2,089

Cash flows used in investing activities:
Mineral properties and capital expenditures	(2,365)	(300)	(5,957)	(782)
Proceeds from disposal of capital assets	-	-	-	5
Net cash used in investing activities	(2,365)	(300)	(5,957)	(777)

Cash flows from financing activities:
Proceeds from exercise of options	543	214	1,069	228
Proceeds from exercise of warrants	-	124	473	161
Repayment of capital lease obligation	(273)	(103)	(720)	(232)
Repayment of promissory notes	(100)	-	(222)	-
Issuance of shares for cash, net of issue costs	-	-	(32)	884
Net cash provided by (used in) financing activities	170	235	568	1,041

Effect of exchange rate changes on cash and cash equivalents	(39)	(128)	(24)	(52)

Restricted cash	(154)	-	(154)	-

Increase (decrease) in cash and cash equivalents	(1,519)	767	(3,948)	2,301
Cash and cash equivalents, beginning of period	10,883	2,140	13,312	606

Cash and cash equivalent, end of period	$9,364	$2,907	$9,364	$2,907